May 10, 2005

Via Facsimile (212) 318-3400 and U.S. Mail
Richard A. Palmer
Fulbright & Jaworski L.L.P.
666 Fifth Avenue
New York, NY 10103-3198

Re:	Pulitzer, Inc.
	PRER 14A filed on April 26, 2005
	File No. 1-14541

Dear Mr. Palmer:

      We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Interests of our Directors and Executive Officers in the Merger,
page
5
1. Disclose here and on page 8 the amount of the contingent fee and the success bonus and identify the directors whose firms will receive these payments.

The Merger, page 14
Background of the Merger, page 14
2. Revise the disclosure in the second new paragraph on page 17 to clarify the relationship between Mr. Snowden and Huntleigh.

Reasons for the Merger, page 24
3. We reissue prior comment 9. Please revise this list into two lists, one of reasons in favor of the merger, the other, of reasons against.

Opinion of our Financial Advisor, page 30
4. Since it appears that the LBO analysis is based on a price lower than that being offered to shareholders it is unclear why this analysis supports a finding of fairness. Please revise to explain.

Financial Projections, page 40
5. We reissue prior comment 15. The offensive language has simply been moved to a different paragraph. Please revise to delete.

Material United States Federal Income Tax Consequences, page 47
6. We reissue prior comment 17. Please delete the initial sentence of the bolded paragraph on page 48.

Litigation Challenging the Merger, page 48
7. Continue to update this section as necessary.
Closing Comments

      Please amend the Schedule 14A in response to these comments. Marked copies of the amendments greatly facilitate our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please file the response letter as correspondence on EDGAR. Detailed cover letters greatly facilitate our review.

      You may contact Mathew C. Bazley at (202) 551-3382 with any other questions or you may reach me at (202) 551-3750.

Sincerely,



								Max A. Webb
								Assistant Director
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Pulitzer, Inc.
May 10, 2005
Page 1